Mark C Lee
Tel 916.442.1111
Fax 916.448.1709
leema@gtlaw.com

November 13, 2013

Via EDGAR and Federal Express

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	4Cable TV International, Inc. Current Report on Form 8-K Filed October 4, 2013 File No. 0-53983

Dear Mr. Spirgel:

On behalf of 4Cable TV International, Inc., a corporation organized under the laws of Nevada (the “Company”), we are responding to the comments in the letter from the Staff dated October 31, 2013 relating to the Company’s Current Report on Form 8-K filed on October 22, 2013.  We are including a courtesy marked copy of the Company’s Amendment to Current Report on Form 8-K indicating the changes made thereon from the original Current Report filed with the Commission.  The responses below have been numbered to correspond with the comments in your October 31, 2013 letter.

Background, page 5

1.	You describe yourself as “a specialty solutions provider for the cable television sector including repair, upgrading, and testing” and as providing “service and customized solutions,” yet on page 6 you mention only that you generate revenue through the sales of your products. Please revise to clarify whether repair and servicing, etc., are separate activities or sources of income apart from product sales.

Company Response to Comment 1:

In response to Comment 1, the Company respectfully informs the Staff that it has revised the description on page 6 to include a reference to the Company’s revenues from repairs and servicing.

Industry, page 6

2.
Provide us with copies of any reports and industry analysis that you cite or upon which you rely. In this regard we note the claims on page 6 referring to Cable Spotlight Magazine and NCTA. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support.

Company Response to Comment 2:

In response to Comment 2, the Company respectfully informs the Staff that marked copies of the requested materials are being mailed to the Staff to supplement our responses.

Securities and Exchange Commission
Division of Corporate Finance
November 13, 2013

3.	In your table on page 7, there appears to be a footnote reference regarding Cox Communications and Bright House Networks, but no footnote has been included. Please revise or advise.

Company Response to Comment 3:

In response to Comment 3, the Company respectfully informs the Staff that the inclusion of the footnotes was inadvertent and they have been removed.

Our Market, page 7

4.
We note your disclosure regarding the difficulties that smaller cable operators may have in affording the up-front costs of your products. Since these smaller companies appear to be one of your primary target markets, please revise to include a risk factor regarding this matter or tell us why you believe it is not a material risk. We also note the statement on page 9 that which appears to conflict with the statement on page 7. Please revise to clarify.

Company Response to Comment 4:

In response to Comment 4, the Company respectfully informs the Staff that a risk factor has been added discussing the difficulties smaller cable operators may have in affording the up-front costs of our products.  We do not believe this fact is inconsistent with the statement on page 9 that we believe we will be able to offer our products at a significant pricing advantage to our competitors.  Despite the pricing advantage we believe we will have, there will still be a significant up-front cost associated with such products.  Additionally, as mentioned in the risk factor we have added, we do not currently offer financing to our customers which some of our larger competitors may be able to do to ease the burden of the initial capital investment.

Competition, page 9

Securities and Exchange Commission
Division of Corporate Finance
November 13, 2013

5.
 You state that you are able to offer your products “at a significant pricing advantage,” even as much as 50% less than the competition. Please revise to provide greater clarity regarding the basis for this statement, i.e., how you are able to do so while still achieving a 100% margin.

Company Response to Comment 5:

In response to Comment 5, the Company respectfully informs the Staff that it has revised the statement on page 9 to include a description of the basis for the pricing advantage we believe we have.

Comparison of the Six Months Ended June 30, 2013 and 2012, page 21
Operating Income (loss), page 21

6.	Please clarify what is meant by “the new business plan.”

Company Response to Comment 6:

In response to Comment 6, the Company respectfully informs the Staff that it has revised the statement on page 21.

Directors and Executive Officers, page 27

7.
Please revise the biographical sketches to disclose when each individual began working in their current position for 4Cable TV Inc., including the time prior to the exchange agreement. For example, clarify what position Steven Richey had with the company from 2005 to 2013.

Company Response to Comment 7:

In response to Comment 7, the Company respectfully informs the Staff that it has revised the biographical sketches to include disclosure of each individual’s start date with 4Cable TV.

8.	Please revise to clarify the business activities, if any, of each person during the past five years.

Company Response to Comment 8:

In response to Comment 8, the Company respectfully informs the Staff that it has revised the biographical sketches to clarify the business activities of each person during the past five years.

Securities and Exchange Commission
Division of Corporate Finance
November 13, 2013

Committees of the Board, page 29

9.	Please clarify what is meant by “the change in the Board of Directors” at the top of page 30.

Company Response to Comment 9:

In response to Comment 9, the Company respectfully informs the Staff that it has revised the disclosure regarding the Committees of the Board.

10.	Please revise to include Exhibit 21, List of Subsidiaries, as an exhibit to your filing.

Company Response to Comment 10:

In response to Comment 10, the Company respectfully informs the Staff that it has added Exhibit 21 as a separate exhibit to the filing.

Notes to Financial Statements – December 31, 2012

Product Warranties, page F-7

11.
We note that you do not make a provision for warranty claims. Please clarify, if true, that your sales of equipment to your customers come with no obligation on your part to replace malfunctioning equipment or repair defects. Refer to ASC 460-10-50.

Company Response to Comment 11:

In response to Comment 11, the Company respectfully informs the Staff that the Company does not have any written obligation to replace malfunctioning equipment or repair defects.  To-date, such replacement or repair requests from customers have been immaterial in amount and frequency and the Company has dealt with such requests on a case-by-case basis.
***

Securities and Exchange Commission
Division of Corporate Finance
November 13, 2013

We hope that the foregoing addresses all of the Staff’s comments contained in its letter dated October 31, 2013.  In the event the Staff has no further comments, we would appreciate written correspondence to that effect.  Further, in accordance with the Staff’s letter, we are attaching the Company’s acknowledgment.

Please fax a copy of any subsequent correspondence to my attention at (916) 448-1709 so that I may promptly coordinate any future responses with the Company’s management.  If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards, /s/ Mark C Lee Mark C Lee Shareholder
Enclosures

Securities and Exchange Commission
Division of Corporate Finance
November 13, 2013

ACKNOWLEDGEMENT

In connection with 4Cable TV International, Inc.’s (the “Company”) letter dated November 13, 2013 addressed to the Securities Exchange Commission, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

4Cable TV International, Inc.

/s/ Steven K. Richey
Steven K. Richey, Chief Executive Officer